SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice about Related-Party Transaction

Companhia Paranaense de Energia – Copel, a company that generates, transmits, distributes and sells power, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6), the NYSE (ELP) and the LATIBEX (XCOP), pursuant to CVM Instruction 480, of December 7, 2009, hereby informs its shareholders and the market in general of the following related-party transaction:

Names of the Related Parties	Fundação Copel de Previdência e Assistência Social
Relationship with the Company	Fundação Copel de Previdência e Assistência Social (”Manager”), a private capital multi-sponsored non-profit private pension entity, has its founding sponsor Companhia Companhia Paranaense de Energia - COPEL (jointly with its controlled companies, “Sponsors”), a publicly traded mixed-capital company.
Transaction Date	March 31, 2021
Purpose of the Agreement	Formalization of COPEL (HOLDING) as an Institutional Sponsor, and of its INTEGRAL SUBSIDIARIES as Sponsors of the health care plan administered by FUNDAÇÃO COPEL, PROSAÚDE II and III Conventions, in addition to other medical-assistance services instituted by them, to serve their employees , ex-employees, administrators, ex-administrators, retirees, pensioners, as well as their legal dependents, persons formally authorized for pre-admission processes and persons served by social programs instituted by COPEL (HOLDING) or its INTEGRAL SUBSIDIARIES.
Main Terms and Conditions

Estimated Values for the 5-year period of ProSaúde II and III Agreements and additional medical assistance services:

R$ 805,035,804.40

The amounts paid by the Company under the ProSaúde II and III Agreements may be adjusted annually based on an evaluation carried out by an independent actuarial consultancy, hired by the Copel Foundation, which establishes the costing conditions in order to maintain the financial balance between revenues and expenses, through a prepayment table divided by age groups and approved by the governance bodies of Fundação Copel and all its Sponsors.

Information on any participation of the counterparty, its partners or management in the Company’s decision regarding the transaction or the negotiation of the transaction as representatives of the Company, describing said participations	Technical negotiations were developed between the Copel Social Security Foundation and Companhia Paranaense de Energia - COPEL, and its wholly owned subsidiaries Copel Geração e Transmissão SA, Copel Distribuição SA, Copel Telecomunicações SA, Copel Comercialização SA, and Copel Serviços SA, respecting parameters and technical, financial, regulatory and legal criteria, established by Federal Law No. 6,404 / 1976 - Corporations Law, State Law No. 15,608 / 2007 - Bidding Law; State Law No. 19,188 / 2017 - Amends State Law No. 15,608 / 2007, Federal Law No. 12,846 / 2013 - Anticorruption Law; Federal Decree No. 8,420 / 2015 - Regulates the Anti-Corruption Law; Federal Law No. 13,303 / 2016 - Law on Liability of State-Owned Companies; CVM Resolution No. 642/2010; CVM Instruction 552/2014; CVM Instruction 480/2009; in compliance with the requirements of Law No. 9,656 / 98, which provides for private health plans and insurance and Normative Resolution No. 137/06 of the National Health Agency, which regulates the activities of self-management entities within the scope of Supplementary Health; and other rules and laws that govern the matter, with Fundação Copel or any of its administrators not having participated in the negotiations as representatives of the Sponsors. The signing of the agreements was approved at the 2437th Board of Executive Officers Meeting, held on 03/08/2021, recommended for approval at the 231st Meeting of the Statutory Audit Committee - CAE, held on 03/09/2021 and decided by the signing of the agreements at the 212th Meeting of the Board of Directors - ROCAD on 03/17/2021. The Agreements were signed by Companhia Paranaense de Energia - COPEL and Copel Foundation for Social Security and Assistance on 03/31/2021.

Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment:

Copel and its wholly-owned subsidiaries allocate resources for health care plans for employees, ex-employees, administrators, ex-administrators, retirees, pensioners, as well as their legal dependents, within the rules, limits and conditions established in specific regulations , submitted to specific legislation and inspection by ANS - National Supplementary Health Agency and under the administration of Fundação Copel. In the case of an employee, the health plan is a benefit granted by the company and, therefore, adheres to the employment contract, and cannot be modified to the detriment of the employee, under the terms of article 468 of the CLT.

It is worth noting that the 2021 monthly payments of the referred Health Plans are estimated and based on actuarial calculations contracted by the Copel Foundation. These values include movements in family groups, with the aging of assisted lives being one of the most relevant movements.

The readjustment of these amounts is evaluated annually by an independent actuarial consultancy, hired by the Copel Foundation, which establishes the costing conditions in order to maintain the financial balance between revenues and expenses, through a prepayment table divided by age groups and approved by the governance bodies of the Copel Foundation and all of its Sponsors.

The values of the readjustments of the plan have been shown to be lower than the market readjustments and below the percentages indicated by the actuarial calculations, due to the adoption of several measures for the management of the plans carried out by Fundação Copel, seeking to guarantee at the same time the quality of the services provided to users, the fair value of monthly fees and the financial health of the plans, thus demonstrating the commutability in the agreements signed between Copel and Fundação Copel.

Through research carried out in the market1, it appears that the values of the monthly fees of the ProSaúde II and III Agreements are competitive when compared to the monthly fee of the Corporate Health Plans offered by the market.

The advantage was confirmed when the monthly fee simulation, considering the same bases of the ProSaúde II and III Plans with the Corporate Health Plans offered by the market, thus proving the competitiveness of the Health plans managed by the Copel Foundation, in the self-management modality, if compared to the values practiced by the market health plan operators, since the amounts paid by Copel are lower than those practiced in the market.

Technical, financial, legal and regulatory opinions comprised the financial study carried out and supported the necessary governance rite, due to the Copel Foundation being a Related Party, according to Internal Regulations NAC 010307 - Transaction with Related Parties and Conflict of Interest. Accordingly, the Company's management considers that the transaction observed conditions of competitiveness, compliance, commutation, equity and independence and transparency.

1 Companies surveyed: Unimed Curitiba, Amil and Clinipam. Source: ANS.GOV.BR

Curitiba, April 09, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 9, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.